CERTIFICATE OF AMENDMENT OF

THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

HOMEOWNERS OF AMERICA HOLDING CORPORATION

Homeowners of America Holding Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting, in its entirety, Article “FOURTH” thereof and inserting in place thereof a new Article “FOURTH” which reads in full as follows:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 40,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”), and (ii) 20,500,000 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).”

SECOND: This Certificate of Amendment of Amended and Restated Certificate of Incorporation has been duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

THIRD: All other provisions of the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, said Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly executed by its authorized officer on this 24th day of July, 2013.

HOMEOWNERS OF AMERICA HOLDING CORPORATION

By:	/s/ Spencer Tucker
	Name:	Spencer Tucker
	Title:	President and Chief Executive Officer